SECURITIES AND EXCHANGE COMMISSION
                            Delaware, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             The Dress Barn, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $.05
                        (Title of Class of Securities)

                                 261570105
                               (CUSIP Number)

                            Peter A. Nussbaum, Esq.
                           Schulte Roth & Zabel LLP
                              900 Third Avenue
                           New York, New York 10022
                                (212) 756-2000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               January 7, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 261570105                                         Page 2 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    VGH Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        687,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     687,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    687,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.0%

     14        TYPE OF REPORTING PERSON*
                    OO

SCHEDULE 13D

CUSIP No. 261570105                                      Page 3 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        687,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     687,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    687,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    3.0%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 261570105                               Page 4 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        962,200
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     962,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    962,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    4.2%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 261570105                                Page 5 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Jeffrey N. Vinik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,649,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,649,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,649,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    7.3%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 261570105                               Page 6 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Michael S. Gordon

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,649,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,649,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,649,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    7.3%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 261570105                               Page 7 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mark D. Hostetter

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF       OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,649,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,649,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,649,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    7.3%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 261570105                               Page 8 of 17 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Vinik Asset Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    OO

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        962,200
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     962,200

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    962,200

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    4.2%

     14        TYPE OF REPORTING PERSON*
                    OO

13D                                                        Page 9 of 17 Pages

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the common stock, $.05 par value per share (the "Common Stock"), issued by The Dress Barn, Inc. a Connecticut corporation (the "Company"), whose principal executive offices are located at 30 Dunnigan Drive, Suffern, NY 10901.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) This statement is filed by (i) Vinik Partners, L.P., a Delaware limited partnership ("Vinik Partners"), with respect to shares of Common Stock beneficially owned by it, (ii) Vinik Asset Management, L.P., a Delaware limited partnership ("VAM LP"), with respect to shares of Common Stock beneficially owned by Vinik Overseas Fund, Ltd., a Cayman Islands company ("Vinik Overseas"), as well as shares of Common Stock held in another discretionary account (the "Discretionary Account") managed by VAM LP, (iii) Jeffrey N. Vinik, Michael S. Gordon and Mark D. Hostetter with respect to shares of Common Stock beneficially owned by Vinik Partners, Vinik Overseas, and the Discretionary Account; (iv) VGH Partners, L.L.C., a Delaware limited liability company ("VGH"), with respect to shares of Common Stock beneficially owned by Vinik Partners; and (v) Vinik Asset Management, L.L.C., a Delaware limited liability company ("VAM LLC"), with respect to shares of Common Stock beneficially owned by Vinik Overseas and the Discretionary Account. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
      The general partner of Vinik Partners is VGH. The general partner of VAM LP is VAM LLC. Mr. Vinik is the senior managing member, and Messrs. Gordon and Hostetter are managing members, of VGH and VAM LLC.
      (b) The business address of each of the Reporting Persons is 260 Franklin Street, Boston, Massachusetts 02110. The business address of Vinik Overseas is c/o Citco Fund Services (Cayman Islands) Ltd., West Bay Road, Grand Cayman, Cayman Islands.
      (c) The principal business of Vinik Partners is that of a private investment firm engaging in the purchase and sale of securities for investment for its own account. The principal business of VAM LP is that of an investment adviser engaging in the purchase and sale of securities for investment on behalf of Vinik Overseas and the Discretionary Account. The principal business VGH and VAM LLC is that of acting as the general partner of Vinik Partners and VAM LP, respectively. The principal occupation of Mr. Vinik is serving as the senior managing member of VGH and VAM LLC.
The principal occupation of Messrs. Gordon and Hostetter is serving as managing members of VGH and VAM LLC.
      (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                          Page 10 of 17 Pages

      (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
      (f)   Messrs. Vinik, Gordon and Hostetter are United States citizens.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by Vinik Partners, Vinik Overseas and the Discretionary Account is $10,129,779.93, $13,301,020.42 and $787,160.80, respectively.
      The shares of Common Stock purchased by Vinik Partners were purchased with the investment capital of the entity. The shares of Common Stock purchased on behalf of Vinik Overseas and the Discretionary Account were purchased with their investment capital.
      The shares of Common Stock beneficially owned by Vinik Partners, Vinik Overseas and the Discretionary Account are held in margin accounts maintained at Morgan Stanley & Co. Incorporated, which accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Currently, the interest rate charged on such various margin accounts is approximately 6.0% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
      Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.
      None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

                                                           Page 11 of 17 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 22,685,516 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 3, 1996, as reflected in the Company's quarterly report on Form 10-Q filed by the Company with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended October 26, 1996 (which is the most recent Form 10-Q on file).

      As of the close of business on January 16, 1997:

            (i) Vinik Partners owns beneficially 687,300 shares of Common Stock, constituting approximately 3.0% of the shares outstanding.
            (ii) VAM LP owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VAM LP may be deemed to own beneficially 908,300 shares (constituting approximately 4.0% of the shares outstanding) held by Vinik Overseas, and 53,900 shares of Common Stock (constituting approximately 0.2% of the shares outstanding) held by the Discretionary Account, which, when aggregated, total 962,200 shares of Common Stock, constituting approximately 4.2% of the shares outstanding.
            (iii) Messrs. Vinik, Gordon and Hostetter each directly owns no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the 687,300 shares beneficially owned by Vinik Partners, the 908,300 shares beneficially owned by Vinik Overseas, and the 53,900 shares beneficially owned by the Discretionary Account.
Such shares total 1,649,500 shares of Common Stock, constituting approximately 7.3% of the shares outstanding.
            (iv) VGH owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, VGH may be deemed to own beneficially the 687,300 shares beneficially owned by Vinik Partners, constituting approximately 3.0% of the shares outstanding.
            (v) VAM LLC owns directly no shares of Common Stock. By reasons of the provisions of Rule 13d-3 of the Act, VAM LLC may be deemed to own the 908,300 shares beneficially owned by Vinik Overseas and the 53,900 shares beneficially owned by the Discretionary Account. When the shares beneficially owned by Vinik Overseas and the Discretionary Account are aggregated they total 962,200 shares of Common Stock, constituting approximately 4.2% of the shares outstanding.
            (vi) In the aggregate, the Reporting Persons beneficially own a total of 1,649,500 shares of Common Stock, constituting approximately 7.3% of the shares outstanding.

                                                          Page 12 of 17 Pages

           (b) Vinik Partners has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, VGH. Each of Vinik Overseas and the Discretionary Account is a party to an investment management agreement with VAM LP pursuant to which VAM LP has investment authority with respect to securities held in such account. Such authority includes the power to dispose of and the power to vote securities held in such accounts. Such power may be exercised by VAM LP's general partner, VAM LLC. Jeffrey N. Vinik, as the senior managing member of VGH and VAM LLC, and Messrs. Gordon and Hostetter, as managing members thereof, have shared power to dispose of and shared power to vote the Common Stock held by other
Reporting Persons.
            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to January 7, 1997 until January 16, 1997 by Vinik Partners and by VAM LP, on behalf of Vinik Overseas and the Discretionary Account, are set forth in Schedules A, B and C.
            (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

                                                         Page 13 of 17 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 17, 1997            /s/ Jeffrey N. Vinik,
                                    JEFFREY N. VINIK, individually
                                    and as senior managing member of
                                    VGH Partners, L.L.C., on behalf
                                    of VINIK PARTNERS, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of Vinik Asset Management, L.L.C.,
                                    on behalf of VINIK ASSET MANAGEMENT, L.P.

                                    /s/ Jeffrey N. Vinik
                                    Jeffrey N. Vinik, as senior managing
                                    member of VGH PARTNERS, L.L.C. and
                                    VINIK ASSET MANAGEMENT, L.L.C.

                                    /s/ Michael S. Gordon, individually
                                    MICHAEL S. GORDON

                                    /s/ Mark D. Hostetter, individually
                                    MARK D. HOSTETTER

                                                          Page 14 of 17 Pages


                                  Schedule A

                             Vinik Partners, L.P.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

11/01/96                 9,300                        $13.5000
11/04/96                13,200                        $13.5893
11/05/96                 9,300                        $13.7500
11/06/96                20,300                        $13.7746
11/07/96                11,300                        $13.7850
11/08/96                 3,700                        $13.7850
11/11/96                   800                        $13.9100
11/12/96                97,500                        $14.1888
11/14/96                 9,400                        $13.5200
11/14/96                 7,800                        $13.6450
11/14/96                 4,900                        $13.7075
11/14/96                10,300                        $13.7252
11/15/96                 9,300                        $13.7075
11/15/96                28,000                        $13.7348
11/18/96                11,200                        $13.7225
11/19/96                 5,100                        $14.0350
11/20/96                 3,400                        $14.0350
11/21/96                 9,700                        $14.2850
11/22/96                 2,800                        $14.4100
11/25/96                14,900                        $14.5000
11/26/96                29,800                        $14.3750
11/27/96                13,100                        $14.3750
11/29/96                 3,700                        $14.3750
12/02/96                11,200                        $14.5833
12/06/96                 2,100                        $14.3532
12/09/96                 3,700                        $14.6250
12/19/96                 5,600                        $13.6250
12/20/96                 3,700                        $14.0625
12/23/96                 7,500                        $14.7500
12/24/96                 7,500                        $15.1875
12/30/96                 3,700                        $15.5625
01/02/97                43,600                        $15.0025
01/02/97                16,700                        $15.0938
01/07/97                22,900                        $15.1023
01/07/97                 3,100                        $15.0000
01/07/97                20,800                        $15.1250
01/08/97                41,500                        $15.7500
01/09/97                20,800                        $15.8750
01/10/97                18,700                        $16.1806
01/13/97                 8,300                        $15.6316
01/13/97                20,800                        $15.6250
01/14/97                41,500                        $15.6550
01/15/97                19,500                        $15.7800
01/16/97                35,300                        $15.7059

                                                           Page 15 of 17 Pages

                                   Schedule B

                            Vinik Asset Management, L.P.
                                  on behalf of
                             Vinik Overseas Fund, Ltd.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

11/01/96                14,800                        $13.5000
11/04/96                20,500                        $13.5893
11/05/96                14,800                        $13.7500
11/06/96                31,700                        $13.7746
11/07/96                18,000                        $13.7850
11/08/96                 6,000                        $13.7850
11/11/96                 1,300                        $13.9100
11/12/96               152,900                        $14.1888
11/14/96                14,700                        $13.5200
11/14/96                12,200                        $13.6450
11/14/96                 7,700                        $13.7075
11/14/96                16,300                        $13.7252
11/15/96                14,800                        $13.7075
11/15/96                43,900                        $13.7348
11/18/96                17,700                        $13.7225
11/19/96                 8,000                        $14.0350
11/20/96                 5,500                        $14.0350
11/21/96                15,500                        $14.2850
11/22/96                 4,400                        $14.4100
11/25/96                23,600                        $14.5000
11/26/96                47,200                        $14.3750
11/27/96                20,600                        $14.3750
11/29/96                 5,900                        $14.3750
12/02/96                17,700                        $14.5833
12/06/96                 3,200                        $14.3532
12/09/96                 5,900                        $14.6250
12/19/96                 8,800                        $13.6250
12/20/96                 5,900                        $14.0625
12/23/96                11,800                        $14.7500
12/24/96                11,800                        $15.1875
12/30/96                 5,900                        $15.5625
01/02/97               (39,000)                       $14.9975
01/02/97                22,000                        $15.0938
01/07/97                30,300                        $15.1023
01/07/97                 4,200                        $15.0000
01/07/97                27,600                        $15.1250
01/08/97                55,200                        $15.7500
01/09/97                27,600                        $15.8750
01/10/97                24,800                        $16.1806
01/13/97                11,200                        $15.6316
01/13/97                27,600                        $15.6250
01/14/97                55,200                        $15.6550
01/15/97                25,700                        $15.7800
01/16/97                46,900                        $15.7059

                                                           Page 16 of 17 Pages

                                  Schedule C

                            Vinik Asset Management, L.P.
                                on behalf of the
                              Discretionary Account

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________

11/01/96                   900                        $13.5000
11/04/96                 1,300                        $13.5893
11/05/96                   900                        $13.7500
11/06/96                 2,000                        $13.7746
11/07/96                 1,200                        $13.7850
11/08/96                   400                        $13.7850
11/11/96                   100                        $13.9100
11/12/96                 9,600                        $14.1888
11/14/96                   900                        $13.5200
11/14/96                   800                        $13.6450
11/14/96                   500                        $13.7075
11/14/96                 1,000                        $13.7252
11/15/96                   900                        $13.7075
11/15/96                 2,800                        $13.7348
11/18/96                 1,100                        $13.7225
11/19/96                   500                        $14.0350
11/20/96                   400                        $14.0350
11/21/96                 1,000                        $14.2850
11/22/96                   300                        $14.4100
11/25/96                 1,500                        $14.5000
11/26/96                 3,000                        $14.3750
11/27/96                 1,300                        $14.3750
11/29/96                   400                        $14.3750
12/02/96                 1,100                        $14.5833
12/06/96                   200                        $14.3532
12/09/96                   400                        $14.6250
12/19/96                   600                        $13.6250
12/20/96                   400                        $14.0625
12/23/96                   700                        $14.7500
12/24/96                   700                        $15.1875
12/30/96                   400                        $15.5625
01/02/97                (4,600)                       $14.9975
01/02/97                 1,300                        $15.0938
01/07/97                 1,800                        $15.1023
01/07/97                   200                        $15.0000
01/07/97                 1,600                        $15.1250
01/08/97                 3,300                        $15.7500
01/09/97                 1,600                        $15.8750
01/10/97                 1,500                        $16.1806
01/13/97                   700                        $15.6316
01/13/97                 1,600                        $15.6250
01/14/97                 3,300                        $15.6550
01/15/97                 1,500                        $15.7800
01/16/97                 2,800                        $15.7059